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                                                              Exhibit (a)(5)(iv)



[LOGO] Level (3)/SM/                               Level 3 Communications, Inc.
       Communications                                         1025 Eldorado Blvd
                                                            Broomfield, CO 80021
                                                                  www.Level3.com



                                             NEWS RELEASE

FOR IMMEDIATE RELEASE

Level 3 Contacts:

Media:  Josh Howell                     Investors:   Robin Grey
        720/888-2517                                 720/888-2518

        Paul Lonnegren
        720/888-6099


   Level 3 Communications Announces Final Results of "Modified Dutch Auction"
               Tender Offers for a Portion of its Debt Securities

   Tender Offers Result in Purchase of Approximately $1.713 Billion Aggregate
                         Face Amount of Debt at Maturity

BROOMFIELD, Colo., October 23, 2001 - Level 3 Communications, Inc. ("Level 3") (Nasdaq: LVLT) today announced that Level 3 Finance, LLC ("Level 3 Finance"), its first tier, wholly owned subsidiary, has completed its "Modified Dutch Auction" tender offers for a portion of Level 3's senior debt and convertible debt securities described below.

Each tender offer expired on October 22, 2001 at 11:59 p.m., New York City time. The table below sets forth, as of the expiration of each tender offer (1) the principal amount of each series of Notes validly tendered, (2) the principal amount of each series of Notes to be purchased by Level 3 Finance and (3) the purchase price per $1,000 (or (euro)1,000 in the case of the Euro Notes) principal amount (or principal amount at maturity, as applicable), of Level 3's 9 1/8% Senior Notes due 2008, 10 1/2% Senior Discount Notes due 2008, 10 3/4% Senior Notes due 2008, 11 1/4% Senior Notes due 2010, 11% Senior Notes due 2008, 11 1/4% Senior Notes due 2010, 12 7/8% Senior Discount Notes due 2010, 6% Convertible Subordinated Notes due 2009 and 6% Convertible Subordinated Notes due 2010 tendered in each tender offer. The purchase prices listed below apply to Notes tendered without specifying a price and Notes tendered at or below the applicable purchase price.

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
                                                             Principal Amount to         Purchase Price
                                Principal Amount Tendered        be Purchased       per $1,000 (or(euro)1,000)
       Series of Notes                (in millions)             (in millions)           Principal Amount
       ---------------                -------------             -------------           ----------------

9 1/8% Notes                            $569,978                   $569,978                   $450
10 1/2% Discount Notes*                 $395,114                   $125,000                   $210
10 3/4% Euro Notes                      (euro)147,021              (euro)147,021              (euro)440
11 1/4% Euro Notes                      (euro)183,053              (euro)183,053              (euro)440
11% Notes                               $358,458                   $358,458                   $480
11 1/4% Notes                           $115,196                   $115,196                   $460
12 7/8% Discount Notes*                 $231,440                   $100,000                   $150
2009 Convertible Notes                  $80,388                    $80,388                    $220
2010 Convertible Notes                  $71,182                    $71,182                    $220

* Principal amount at maturity


Since the principal amount of validly tendered 10 1/2% Discount Notes and 12 7/8% Discount Notes exceeded the principal amount of each such series that Level 3 Finance was seeking to purchase, Level 3 Finance accepted for payment Notes of such series as follows. First, Level 3 Finance accepted for payment all Notes of each such series that were tendered at prices below the purchase price for that series. Next, Level 3 Finance accepted for payment such Notes of that series that were tendered at the applicable purchase price on a pro rata basis from among the tendered Notes of that series. The proration factor for each such series of Notes is as follows:

       Series of Notes                            Proration Factor
       ---------------                            ----------------
   10 1/2% Discount Notes*                             62.495%
   12 7/8% Discount Notes*                             79.089%

   * Principal amount at maturity


Level 3 Finance will pay the aggregate purchase price including accrued interest, if any, through October 24, 2001, approximately $720.6 million, to the depositary for those Notes accepted for payment on Thursday, October 25, 2001, and all Notes not accepted for payment will be promptly returned to holders.

Salomon Smith Barney and J.P. Morgan Securities Inc. served as the dealer managers and Mellon Investor Services LLC served as both the information agent and the depositary in connection with the tender offers.

Level 3 is aware that the various issuances of its outstanding senior notes, senior discount notes and convertible subordinated notes continue to trade at discounts to their respective face or accreted amounts. In order to continue to reduce future cash interest payments, as well as future amounts due at maturity, Level 3 or its affiliates may, from time to time, purchase these outstanding debt securities for cash or exchange shares of Level 3 common stock for these outstanding debt securities pursuant to the exemption provided by Section 3(a)(9) of the Securities Act of 1933, as amended, in open market or privately negotiated transactions. Level 3

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will evaluate any such transactions in light of then existing market conditions.
The amounts involved in any such transactions, individually or in the aggregate, may be material.

About Level 3 Communications

Level 3 Communications, Inc. (Nasdaq:LVLT) is a global communications and information services company offering a wide selection of services including IP services, broadband transport, colocation services and the industry's first Softswitch based services. Its Web address is www.Level3.com.
                                              ---------------

Forward Looking Statement

Some of the statements made by Level 3 and Level 3 Finance, LLC in this press release are forward-looking in nature. Actual results may differ materially from those projected in forward-looking statements. Level 3 believes that its primary risk factors include, but are not limited to: substantial capital requirements; development of effective internal processes and systems; the ability to attract and retain high quality employees; changes in the overall economy; technology; the number and size of competitors in its markets; law and regulatory policy; and the mix of products and services offered in the company's target markets. Additional information concerning these and other important factors can be found within Level 3's filings with the Securities and Exchange Commission. Statements in this release should be evaluated in light of these important factors.